EXHIBIT: Item 23(d)
INVESTMENT ADVISOR AGREEMENT

This Investment Advisor Agreement (the "Agreement") is entered into by and between Freedom Asset Management Corporation of America, a Texas corporation (the "Investment Advisor") and Freedom Asset Management Capital Series (the "Client"), on this 15th day of October 2001.

1.   **Account Management:** The Client is opening a discretionary advisory account (the "Account") with the Investment Advisor to purchase, sell, or otherwise distribute securities or investments held in the Account on behalf of the Client. Such securities may include, but are not limited to, common or preferred stock, controvertible stock or bonds, options, warrants, rights, corporate, municipal, or government bonds, and notes or bills. The Investment Advisor shall decide which securities to sell, including the price, quantity, and time of sale. The Investment Advisor shall provide the Client with a monthly Account statement comparing the Client's account against the Dow Jones World Index, Wilshire 5000 and/or S&P 500. The Investment Advisor is specifically authorized to purchase and sell securities on the Client's behalf by a limited power of attorney, which the Client agrees to execute contemporaneously with this Agreement. The Client authorizes the Investment Advisor to invest in any type of security in any country, except for limitation specified in paragraph 6 below. The Client has filled out Client Questionnaire prior to entering this Agreement.

2.   **Broker Selection:** The Client hereby directs that transactions for the Account should be executed through a Broker/Dealer that will be appointed and hereby promises to notify the Investment Adviser of such appointment in writing. In selecting a Broker/Dealer, the Client has the sole responsibility for negotiating commission rates and other transaction costs with a Broker/Dealer. Although the Client will selected a Broker/Dealer, the Client acknowledges the Investment Advisor will not be required to effect any transaction through a Broker/Dealer if the Investment Advisor reasonably believes that such action may result in a breach of its duties as a fiduciary. The Client understands that by instructing the Investment Advisor to execute all transactions on behalf of the Investment Account through a Broker/Dealer, a disparity may exist between the commissions borne by the Account and the commissions borne by the Investment Advisor's other clients that do not direct the Investment Advisor to use a particular Broker-Dealer. The Client also understands that by instructing the Investment Advisor to execute all transactions on behalf of the Account through a Broker/Dealer, the Client may not necessarily obtain commission rates and execution as favorable as those that would be obtained if the Investment Advisor was able to place transactions with other broker-dealers. The Client also may forego benefits that the Investment Advisor may be able to obtain for its other clients through, for example, negotiating volume discounts or block trades.

3.   **Custody:** The Client has appointed or will appoint a separate custodian (the "Custodian") to take possession of the cash, securities, and other assets in the Account. The Investment Advisor will have no access to the assets in the Account or to

the income produced from the Account and will not be responsible for any acts or omissions of the Custodian. The Client has directed or will direct the Custodian to send a statement indicating all amounts disbursed from the Account (including the amount of any fees paid to the Investment Advisor), all transactions occurring in the Account during the period covered by the statement, and a summary of the Account positions and portfolio value at the end of the period. The Client has directed or will direct the Custodian to send copies of the trade confirmations and Account statements to the Investment Advisor, along with an indication that the statements have been sent to the Client.

4.   **Fees:** In consideration for the services to be rendered by the Investment Advisor, the Client has the following options:

The Client shall pay to the Investment Advisor a yearly fee of 2.4 percent (2.4%) of the value of the Client's total assets in the Client's account to be determined, calculated and paid on such days that the Client does its own net asset valuation.

a.   **Accounts and Withdrawals:** The Client may make additions to the Account at any time. Additional assets received into the Account after it is opened may be charged a pro rate fee based upon the number of days remaining in the quarter. The Client may also withdraw the Account assets upon notice to the Investment Advisor, subject to the usual and customary securities settlement procedures. No fee adjustments will be made for partial withdrawals or for the Account appreciation or depreciation within a billing period. A pro rata refund of fees charged will be made if the Account is closed within a billing period. The Investment Advisor will not impose closing or penalty fees in connection with the Account.

b.   **Payment Method:** The Client may indicate by initialing one of the options below how to arrange payment of the Investment Advisor's fees. If left blank, the Investment Advisor will assume the first option is selected.

The Investment Advisor is authorized to invoice the Custodian directly for its fees, although it will simultaneously send a copy of its bill to the Client. The Client will be responsible for verifying the accuracy of the fee calculation – the Custodian will not determine whether the fee is calculated properly. The Client agrees to instruct the Custodian to pay such fees directly to the Investment Advisor.

The Investment Advisor is authorized to invoice the Client directly for the payment of its fees. Any such payments shall be made to the Investment Advisor by separate check, and under no circumstance will any fee be deducted from amounts held in the account.

c.   **Changes to Investment Advisor Fee:** The Client understands and agrees that the investment advisory fee shall continue until 30 days after the Investment Advisor informs the Client in writing of any change in the amount of the fee applicable to the Account. At such time, the new fee will become effective unless the Client notifies the Investment Advisor in writing that the Account is to be closed.

        d.   **Other Fees and Charges:** The Client will be solely responsible for all commissions and other transactions charges and any charge relating to the custody of securities in the account.

        5.   **Representations:**

        a.   The Investment Advisor is authorized and empowered to enter into this agreement.

        b.   The Client (1) is authorized and empowered to enter into this agreement, (2) the terms hereof do not violate any obligation by which the client is bound, whether arising by contract, operation of law, or otherwise; and (3) this agreement has been duly authorized and will be binding in accordance with its terms.

        c.   If the Agreement is entered into by a trustee or fiduciary, such trustee or fiduciary represents that the services to be provided by the Investment Advisor are within the scope of the services and investments authorized by the governing instruments of, and/or laws and regulations applicable to, the Client and that such trustee or fiduciary is duly authorized to enter into and renew this Agreement. The trustee or fiduciary shall provide the Investment Advisor with copies of the governing instruments authorizing establishment of the Account. The trustee or fiduciary undertakes to advise the Investment Advisor of any material change in his or her authority or the propriety of maintaining the Account.

        6.   **Limitations:** The Client sets forth the following limitations to the Investment Advisor's services as specified in paragraph 1 of this Agreement and applicable appendices to this Agreement as follows:

        to invest according to the policies and limitations set forth in the Client's current prospectus and statement of additional information.

        7.   **Non-Exclusive Relationship:** The Client acknowledges and agrees that the Investment Advisor shall act as an investment advisor to other clients and receive fees for such services. The advice given and the actions taken with respect to such clients and the Investment Advisor's own account may differ from advice given or the timing and nature of action taken with respect to the Client's Account. The Client further recognizes that transactions in a specific security may not be accomplished for all clients' accounts at the same time or at the same price. The Client also acknowledges that in managing the Account, the Investment Advisor may purchase or sell securities in which the Investment Advisor may have acquired a position or interest.

        8.   **Risk:** The Client acknowledges the high risk nature of the Investment Advisor's investment strategy. The Client understands that there may be loss or depreciation of the value of any investment due to the fluctuation of market values. The

Client represents that no party to this agreement has made any guarantee, either oral or written, that the Client's investment objectives will be achieved. The Investment Advisor shall not be liable for any error in judgment and/or for any investment losses in the Account in the absence of malfeasance, negligence, or violation of applicable law. Nothing in this agreement shall constitute a waiver or limitation of any right, which the Client may have under applicable state or federal law, including but not limited to the state and federal securities laws.

9. **Legal Proceedings:** The Investment Advisor shall have no obligation whatsoever to render advice or take any action with respect to securities or other investments, or the issuers thereof, which become subject to any legal proceedings, including bankruptcies.

10. **ERISA Accounts:**

a. If the Account is maintained on behalf of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or similar government regulation, the Client represents that the Broker/Dealer is capable of providing best execution for the Account's brokerage transactions, and that the commission rates that the Client negotiated are reasonable in relation to the brokerage and other services received by the plan. The Client will monitor the services provided by the Broker/Dealer to assure that the plan continues to receive best execution and pay reasonable commissions. The Client represents that the use of the Broker/Dealer is for the exclusive benefit of the plan.

b. If the account is subject to the provisions of ERISA, the Investment Advisor acknowledges that it is a "fiduciary" as defined in that Act with respect to performing its duties under the agreement. The Client agrees to maintain appropriate ERISA bonding for the Account and to include within the coverage of the bond the Investment Advisor and its personnel as may be required by law. The Client represents that employment of the Investment Advisor, and any instructions that have been given to the Investment Advisor with regard to the Account, are consistent with the applicable plan and trust documents. The Client agrees to furnish the Investment Advisor with copies of such governing documents. The person signing this agreement on behalf of the Client also acknowledges its status as a "named fiduciary" with respect to the control and management of the assets held in the Account, and agrees to notify the Investment Advisor promptly of any change in the identity of the named fiduciary with respect to the Account. The Client also acknowledges that the Account is only a part of the plan's assets, and that the Investment Advisor is not responsible for overall compliance of such investment with the requirements of ERISA or any other governing law or documents.

11. **Assignment:** This agreement shall not be assignable by the Investment Advisor without the prior written consent of the Client. When duly assigned in accordance with the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the assignee.

12.   **Delegation:** The Investment Adviser shall not delegate its duties with respect to this Agreement without the prior written consent of the Client. When duly delegated in accordance with the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the delegated party.

13.   **Applicable Law:** This agreement shall be interpreted under the laws of the State of Texas, without reference to principles of conflict of laws, provided that there is no inconsistency with federal laws.

14.   **Termination:** This agreement may be terminated by either party at any time without penalty upon 30 days written notice. Such termination shall not, however, affect liabilities or obligations incurred or arising from transactions initiated under this agreement prior to such termination, including the provisions regarding arbitration , which shall survive any expiration or termination of this agreement. Upon termination, it is the Client's responsibility to monitor the securities in the Account, and the Investment Advisor will have no further obligation to act or advise with respect to those assets.

15.   **Merger Clause:** This Agreement represents our entire understanding with regard to the matters specified herein. Any other agreements, covenant, representations, or warranties, expressed or implied, oral or written, are superseded by this Agreement and are considered void. The parties stipulate that this Agreement is their complete and mutual understanding of the matters specified herein.

16.   **Validity:** If any part of this agreement is found to be invalid or unenforceable, it will not affect the validity or enforceability of the remainder of this Agreement.

17.   **Waiver:** The Investment Advisor shall have the right to amend this agreement by modifying or rescinding any of its existing provisions or by adding new provisions. However, no such written waiver by the Investment Advisor shall be deemed a continuing wavier, unless specifically stated therein, and each such wavier shall operate only as to specific terms or conditions waiver and shall not constitute a waiver of such terms or conditions for the future or as to any act other than that specifically waived.

18.   **Amendment:** This Agreement may be amended or modified only by a writing executed by both parties to this Agreement.

19.   **Obligatory Clause for Investment Advisory Contracts Within the State of Texas As Required By the State Securities Board:** "The Client acknowledges receipt of Part II of From ADV, a disclosure statement containing the equivalent information, or a disclosure statement containing at least the information required by Schedule H of form ADV if the client is entering into a wrap fee program sponsored by the Investment Advisor. If the appropriate disclosure statement was not delivered to the Client at least 48 hours prior to the client entering into any written or oral advisory contract with this Investment Advisor, then the Client has the right to terminate the

contract without penalty within five business days after entering into the contract. For the purposes of this provision, a contract is considered entered into when all parties to the contract have signed the contract, or in the case of an oral contract otherwise signified their acceptance, any other provisions of this contract notwithstanding."

       20.   **Arbitration Provision:** Any contract or dispute which may arise between the Client and the Investment Advisor concerning any transaction or the construction, performance, or breach of this agreement shall be settled by arbitration. Any arbitration shall be pursuant to the rules, then applying, of the American Arbitration Association, except to the extent set forth herein. The arbitration panel shall consist of at least three individuals, with at least one panelist having knowledge of investment advisory activities. The parties agree that any arbitration proceeding pursuant to this provision shall be held in a location as determined by the rules of the American Arbitration Association. The award of the arbitrators shall be final and binding on the parties, and judgment upon the award rendered may be entered into in any court, state or federal, having jurisdiction. The agreement to arbitrate does not entitle the Client to obtain arbitration of claims that would be barred by the relevant statute of limitations if such claims were brought in a court of competent jurisdiction. If at the time a demand for arbitration is made or an election or notice of intention to arbitrate is served, the claims sought to be arbitrated would have been barred by the relevant statute of limitations or other time bar, any party to this agreement may assert the limitations as a bar to the arbitration by applying to the court of competent jurisdiction, and the Client expressly agrees that any issues relating to the application of a statue of limitations or other time bar, may be referred to such a court. The failure to assert such bar by application to a court, however, shall not preclude its assertion before the arbitrators.

     a.   Arbitration shall be final and binding on all parties.
     b.   The arbitrators' award is required to include factual findings and legal reasoning.
     c.   The parties are waiving their right to remedies in court, including the right to jury trial, except to the extent that such a waiver would violate applicable law.
     d.   Pre-arbitration discovery is generally more limited than and different from court proceedings.
     e.   The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
     f.   The party's right to appeal or to seek modification of ruling by the arbitrators is strictly limited.

          *   *   *   *   *

If more than one, all principals to the Account must sign below. If any signatory is a fiduciary, the capacity in which he or she is acting should be indicated.

Client Signature   Investment Advisor Signature

_____   *Juan Gabriel Garcés President*
Trustee   Juan Gabriel Garcés, President

Freedom Asset Management Capital   Freedom Asset Management Corp. of America
Series

Name (Print)   Date: ____/____/____

_____

Title or Capacity
Trustee, Freedom Asset
Management Capital Series

Date: ____/____/____